UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              CAVIT SCIENCES, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   14964T 10 1
                                 (CUSIP Number)


                                  Julio De Leon
                            100 East Linton Boulevard
                                   Suite 106B
                           Delray Beach, Florida 33483
                                 (561) 278-7856
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 5, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -----------------
CUSIP NO. 14964T 10 1                                        Page 2 of 6 Pages
---------------------                                        -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Julio De Leon
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF  00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     745,834 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       745,834 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    745,834 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.51% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -----------------
CUSIP NO. 14964T 10 1                                        Page 3 of 6 Pages
---------------------                                        -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value, of Cavit Sciences, Inc., a Florida corporation ("Cavit" or the "Issuer"). The address of Cavit's principal office is 100 East Linton Boulevard, Suite 106B, Delray Beach, Florida 33484.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Julio De Leon

     (b)  Business Address

          100 East Linton Boulevard, Suite 106B, Delray Beach, Florida 33484.

     (c)  Present Principal Occupation

          Mr. De Leon is the Chief Financial Officer and a Director of Cavit, having been elected to the Board of Directors effective May 1, 2006, and having been elected CFO on December 1, 2006.

          Mr. De Leon is also a Certified Public Account and is the owner of De Leon & Company, P.A., a Certified Public Accounting firm, which he founded in June 2002.

     (d)  During the last five years,  Mr. De Leon has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. De Leon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. De Leon acquired 100,000 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors. These shares were valued at $.01 per share for an aggregate amount of $1,000.

Mr. De Leon acquired 200,000 shares of Cavit common stock in the spin-off of Cavit shares by its parent company, Hard to Treat Diseases, Inc., such shares being attributable to Mr. De Leon's 20,000,000 shares of Hard to Treat Diseases, Inc. common stock.

On December 1, 2006, Mr. De Leon acquired an additional 187,500 shares pursuant to his employment agreement with Cavit. These shares were valued at $.08 per share for an aggregate value of $15,000.

                                  SCHEDULE 13D
---------------------                                        -----------------
CUSIP NO. 14964T 10 1                                        Page 4 of 6 Pages
---------------------                                        -----------------

On December 15, 2006, Mr. De Leon acquired an additional 37,500 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors.

On December 15, 2006, Mr. De Leon acquired an additional 187,500 shares of Cavit common stock as a bonus for serving as Cavit's Chief Financial Officer.

On May 5, 2007, Mr. De Leon acquired an additional 33,334 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors during the first quarter of 2007. These shares were valued at $.09 per share on March 16, 2007.

ITEM 4. PURPOSE OF TRANSACTION

Mr. De Leon acquired 512,500 shares of Cavit common stock pursuant to his employment agreement with Cavit, as compensation for serving on Cavit's Board of Directors and as bonus compensation as described in Item 3 above. Mr. De Leon acquired 200,000 shares of Cavit common stock in the spin-off described in Item 3, above. The 33,334 shares of Cavit common stock acquired as compensation for serving on Cavit's Board of Directors were acquired for investment purposes. All of such shares were acquired for investment purposes. Mr. De Leon currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Cavit or the disposition of securities of Cavit;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or  liquidation,   involving  Cavit  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of Cavit or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Cavit, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Cavit;

     (f)  Any other material change in Cavit's business or corporate structure;

     (g) Changes in Cavit's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cavit by any person;

     (h) Causing a class of securities of Cavit to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Cavit  becoming   eligible  for
          termination of registration  pursuant to Section  12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -----------------
CUSIP NO. 14964T 10 1                                        Page 5 of 6 Pages
---------------------                                        -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 13,530,114 shares of Cavit common stock outstanding. Mr. De Leon beneficially owns 745,834 shares of Cavit common stock or approximately 5.51 % of the outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. De Leon has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 745,834 shares of the Cavit common stock owned directly by him.

     (c)  Transactions within the Past 60 Days

          Mr. De Leon has not engaged in any transactions in Common Stock of Cavit during the past sixty days other than the transactions described in Item 3 and Item 4.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                  SCHEDULE 13D
---------------------                                        -----------------
CUSIP NO. 14964T 10 1                                        Page 6 of 6 Pages
---------------------                                        -----------------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        May 9, 2007
                                        -------------------------
                                        (Date)


                                        /s/ Julio De Leon
                                        -------------------------
                                        Signature

                                        Julio De Leon
                                        -------------------------
                                        Name